Exhibit (a)(1)(D)

Form of Confirmation to Eligible Employees

AirXpanders, Inc. (“AirXpanders”) has received your election via electronic mail which you elected to accept or reject AirXpanders’ offer to exchange certain outstanding stock options for new stock options (the “Offer”) with respect to some or all of your outstanding eligible option grants, subject to the terms and conditions of the Offer.

Your election has been recorded as follows:

Name:

Date and Time:

Grant Date	Per Share Exercise Price	Type of Eligible Option Grant^	Shares Underlying Eligible Option Grant	Exchange Ratio	Shares Underlying New Option Grant	Shares Underlying New Option Grant Subject to Vesting Schedule A	Election

^

If your exchanged options were incentive stock options, your new options will be incentive stock options, unless federal tax rules limit this characterization. Likewise, if your exchanged options were nonstatutory stock options, your new options will be nonstatutory stock options. You will receive confirmation of the terms of your new options, including whether your new options are incentive stock options or nonstatutory stock options, following the termination of this Offer.

Please refer to the Offer documents, including Section 9 of the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, for vesting terms that apply to new option grants.

If you change your mind regarding your election, you may change your election to accept or reject the Offer with respect to some or all of your eligible option grants by submitting a new, properly completed, signed and dated election. The new election must be delivered via electronic mail to optionexchange@airxpanders.com, no later than the expiration date, currently expected to be 9:00 p.m., Pacific Time, on December 6, 2018.

Only elections that are properly completed, signed, dated and actually received by AirXpanders via electronic mail at optionexchange@airxpanders.com on or before the expiration date will be accepted. Elections submitted by any other means, including hand delivery, interoffice, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. If you have any questions, please direct them to Scott Murcray, CFO, at smurcray@airxpanders.com or by phone at +1 650 282 8106.

Please note that our receipt of your election is not by itself an acceptance of your options for exchange. For purposes of the Offer, we will be deemed to have accepted options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give oral or written notice to the option holders generally of our acceptance of options for exchange. We may issue this notice of acceptance by press release, email or other form of communication. Options accepted for exchange will be cancelled on the cancellation date, which we presently expect will be December 7, 2018.

This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange Certain Outstanding Stock Options for New Stock Options; (2) the launch email from Frank Grillo, dated November 7, 2018, announcing the Offer; and (3) the election form attached to the launch email, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, or by contacting Scott Murcray, CFO, at smurcray@airxpanders.com or by phone at +1 650 282 8106.